IMMURON LIMITED
Suite 1, 1233 High Street
Armadale, Victoria, Australia 3143

May 15, 2017

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Suzanne Hayes, Esq.
Assistant Director

Re: Immuron Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed May 8, 2017
File No. 333-215204

Dear Ms. Hayes:

We are responding to the oral comment conveyed to our counsel Sichenzia Ross Ference Kesner LLP on May 12, 2017 by the staff relating to Amendment No. 4 to the Registration Statement filed by the Company with the Commission.

STAFF ORAL COMMENT:

We note the following statement on page 67 of the Amendment No. 4: "In addition, the oral administration of IMM-124E in the Phase I clinical study was reported to be well-tolerated with no treatment-related adverse events reported. We note that the staff received a letter from the SEC stating that there was one definitely related adverse event and 12 possibly related adverse events."

Please delete the statement pertaining to IMM-124E being well-tolerated and disclose all adverse events.

COMPANY RESPONSE:

The Company wishes to convey to the SEC that the FDA is confusing the data from the Company's Phase I study, which has been completed, with the data from the ongoing Phase II blinded-data, which is contained in our annual study reports to the FDA. The Phase II trial is ongoing and not yet complete.

The results of the Phase I clinical trial were published in a peer reviewed article that was published in the Journal of Inflammation Research. As a reminder, the Phase I clinical trial was an open-label trial during which ten patients with biopsy-proven NASH and insulin resistance were orally treated with IMM-124E for 30 days.

In response to the staff's comment, the Company will delete the statement about pertaining to IMM-124E being well-tolerated and replace it with the exact wording regarding the author's conclusion from the peer reviewed article as follows:

"In addition, all patients completed the study according to the protocol. No treatment-related adverse events were noted in any of the clinical and laboratory parameters tested during treatment or follow up. (Journal of Inflammation Research 20125, page 144)"

A copy of the published paper is enclosed.

The Journal of Inflammation Research is an international, peer-reviewed, open access, online journal that publishes laboratory and clinical findings on the molecular basis, cell biology and pharmacology of inflammation. The Journal is a member of, and subscribes to, the principles of the Committee on Publication Ethics

Please feel free to discuss this further with our counsel and we thank you for your consideration.

Very truly yours,

/s/ Thomas Liquard
Thomas Liquard

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